The annual general meeting of Rio Tinto Limited will be held at 9:30am (AEST) on Thursday, 2 May 2024 at the Grand Ballroom, the Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland. This document is important and requires your immediate attention. If you are unclear about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately. If it becomes necessary or appropriate to make alternate arrangements to hold the meeting, shareholders will be given as much notice as possible. Updates will be made available at riotinto.com/agm. If you are unable to attend the annual general meeting in person, you can participate in the meeting online. Details on how to participate online can be found on page 6 of this notice. Further information will be made available at riotinto.com/agm. 2024 Notice of annual general meeting Rio Tinto Limited ABN 96 004 458 404 Registered office: Level 43, 120 Collins Street Melbourne Victoria 3000 Exhibit 99.6

Letter from the Chair Dear shareholders, I am pleased to invite you to Rio Tinto Limited’s annual general meeting, which will be held at 9:30am (AEST) on Thursday, 2 May 2024 at the Grand Ballroom, the Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the Board to discuss with shareholders the priorities and performance of the Group. Please note that only shareholders, proxy holders and corporate representatives in attendance at the meeting will be eligible to ask questions of the Directors. Those shareholders who are unable to attend the meeting in person can participate online. As announced late last year, Megan Clark retired from the Board in December 2023. I would like to express my sincere thanks to Megan for her significant contribution to Rio Tinto. We will greatly miss her insights and wise counsel. During 2023, we continued to refresh the composition of our Board as we seek to add new skills and experience. Over the course of 2023, we announced the appointments of five new Non-Executive Directors to the Board: Dean Dalla Valle and Susan Lloyd-Hurwitz joined the Board in June 2023, Joc O’Rourke in October 2023 and Martina Merz in February 2024. I am pleased to include resolutions to elect these Non-Executive Directors at the 2024 annual general meetings. Sharon Thorne will join the Board in July 2024 and will stand for election at the 2025 annual general meetings. We look forward to benefitting from our new Directors’ extensive experience and leadership in areas such as mining, metals, sustainability, operational excellence, and culture change. We believe it is important to retain the expertise and experience of our longer-serving Directors during the transitional period as newer Directors familiarise themselves with the Group. This is particularly important in terms of succession planning for Board Committee Chair roles. As part of that phased transition, Simon McKeon has agreed to step down as a Director at the conclusion of our annual general meetings in 2024, and will not therefore seek re-election by shareholders. I am extremely grateful to Simon for his invaluable contribution. Having regard for his roles as Rio Tinto Limited’s Senior Independent Director and the Designated Director for workforce engagement, Simon has taken a particular interest in Rio Tinto’s revitalised approach to engagement with the broader Australian community as well as the company’s cultural reset. On behalf of the Board, I wish him well for the future. Our new Board will therefore peak at 14 directors and then go back to a more optimal size. With these changes, the proportion of women on the Board is now 36% and this will rise to 43% following the commencement of Sharon Thorne’s appointment in July 2024. This year, the business of the meeting will also include a number of resolutions relating to remuneration. The first is the approval of the Remuneration Policy (the Policy), set out on pages 113-145 of the 2023 Annual Report (Resolution 2). Rio Tinto’s current remuneration policy was approved by shareholders at the 2021 annual general meeting and is now due for renewal. While the overall structure of the new Policy remains broadly unchanged from the policy previously approved by shareholders in 2021, the updates are aimed at strengthening the alignment between executive reward and the Group’s strategic priorities, simplifying our reward framework, and ensuring the level of compensation is positioned to attract, motivate and retain executive talent, in keeping with evolving corporate governance and market practice. In addition to the Policy resolution, we have the annual remuneration related resolutions relating to the approval of the Directors’ 2023 Remuneration Report (Resolutions 3 and 4) in accordance with the requirements under UK and Australian law respectively. The last of the remuneration related resolutions (Resolution 5) seeks approval to increase the annual maximum aggregate amount of remuneration payable to all Non-Executive Directors (Fee Cap) from £3,000,000 to £4,000,000 to allow for (among other things) market competitiveness, global economic conditions, inflation, and changes to the Board’s composition. The current annual maximum aggregate Fee Cap of £3,000,000 was approved by shareholders in 2009 and has remained unchanged for 15 years. The Fee Cap is a maximum limit only. We do not envisage that the annual maximum Fee Cap will need to be fully utilised based on current remuneration arrangements. We are also seeking to amend Rio Tinto Limited’s Constitution (Resolutions 22 and 23) in order to update certain provisions to reflect current best practice in Australia and to align with Rio Tinto plc’s Articles of Association, for consistency. Your Directors are unanimously of the opinion that all of the resolutions proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of all of the resolutions, noting the Board’s interest in Resolution 5. Shareholders who are unable to participate in the meeting are strongly encouraged to complete and submit a proxy form by no later than 9:30am (AEST) on Tuesday, 30 April 2024 in line with the instructions on page 5. Submitting a proxy form will ensure your vote is recorded, but does not prevent you from participating and voting at the meeting either in person, or if you would like to do so online, as described on page 6. The corresponding Rio Tinto plc annual general meeting will take place in London on Thursday, 4 April 2024. The result of the votes on Resolutions 1 to 22 (inclusive), along with the results of the vote on Resolutions 23 and 24 at the Rio Tinto Limited annual general meeting, will be announced to the relevant stock exchanges and posted on our website after the end of the Rio Tinto Limited annual general meeting. I look forward to welcoming you to the annual general meeting and thank you for your continued support of Rio Tinto. Yours sincerely Dominic Barton Chair 21 February 2024 2 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Notice is given that the annual general meeting of Rio Tinto Limited (the Company) will be held at the Grand Ballroom, the Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland at 9:30am (AEST) on Thursday 2 May 2024, for the purposes set out below: The Board recommends that shareholders vote FOR all Resolutions, noting the Board’s interest in Resolution 5. Resolution 1 Receipt of the 2023 Annual Report To receive the financial statements, Strategic Report and the reports of the Directors and auditors for the year ended 31 December 2023. Resolution 2 Approval of the Remuneration Policy To approve the Remuneration Policy set out in the 2023 Annual Report on pages 119-126, such policy to take effect immediately after the conclusion of the Rio Tinto Limited annual general meeting. This resolution is binding and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2023, as set out in the 2023 Annual Report on pages 113-118 and 127-145, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory and is required for UK law purposes. Resolution 4 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2023, as set out in the 2023 Annual Report on pages 113-145. This resolution is advisory and is required for Australian law purposes. Resolution 5 Increase to Non-Executive Directors’ Fee Cap To approve for the purpose of Rule 89(a) of the Company’s Constitution, Article 75(a) of Rio Tinto plc’s Articles of Association, Australian Securities Exchange (ASX) Listing Rule 10.17 and for all other purposes, the maximum aggregate annual remuneration that may be paid by the Company and Rio Tinto plc as remuneration for the services of the Non-Executive Directors be increased by £1,000,000, from £3,000,000 to £4,000,000 per annum with effect from 1 March 2024. Resolution 6 To elect Dean Dalla Valle as a Director Resolution 7 To elect Susan Lloyd-Hurwitz as a Director Resolution 8 To elect Martina Merz as a Director Resolution 9 To elect Joc O’Rourke as a Director Resolution 10 To re-elect Dominic Barton BBM as a Director Resolution 11 To re-elect Peter Cunningham as a Director Resolution 12 To re-elect Simon Henry as a Director Resolution 13 To re-elect Kaisa Hietala as a Director Resolution 14 To re-elect Sam Laidlaw as a Director Resolution 15 To re-elect Jennifer Nason as a Director Resolution 16 To re-elect Jakob Stausholm as a Director Resolution 17 To re-elect Ngaire Woods CBE as a Director Resolution 18 To re-elect Ben Wyatt as a Director Resolution 19 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2025 annual general meetings. 3Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Resolution 20 Remuneration of auditors To authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 21 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the close of the annual general meeting of Rio Tinto Limited held in 2025 (or, if earlier, at the close of business on 30 June 2025). Resolution 22 Amendments to Rio Tinto Limited’s Constitution – approval of amendments that constitute Class Rights Actions To pass the following resolution as a special resolution, on which the holder of the Special Voting Share shall be entitled to vote in accordance with rule 74(c)(i) of the Rio Tinto Limited Constitution: That, subject to the consent in writing of the holder of the Special Voting Share, with effect from the close of the annual general meeting of Rio Tinto Limited convened for 2 May 2024, the Constitution of Rio Tinto Limited be amended in the manner set out in the explanatory notes to this notice of meeting and marked in green in the document that has been produced to the meeting (which is for the purpose of identification marked “A” and initialled by the Chair). Resolution 23 Amendments to Rio Tinto Limited’s Constitution — general updates and changes To pass the following resolution as a special resolution: That, with effect from the close of the annual general meeting of Rio Tinto Limited convened for 2 May 2024, the Constitution of Rio Tinto Limited be amended in the manner set out in the explanatory notes to this notice of meeting and as marked in blue in the document that has been produced to the meeting (which is for the purpose of identification marked “A” and initialled by the Chair). Resolution 24 Renewal of on-market share buy-back authority To approve buy-backs by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (Ordinary Shares) in the period following this approval until (and including) the date of the Rio Tinto Limited 2025 annual general meeting or 1 May 2025 (whichever is the later) or, if earlier, the date on which shareholders next give approval to buy-backs by Rio Tinto Limited of fully paid Ordinary Shares pursuant to on-market buy-backs by Rio Tinto Limited in accordance with the Listing Rules of the ASX Listing Rules, but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution does not in that period exceed 55.6 million Ordinary Shares. Note: In accordance with Rio Tinto’s dual listed companies (DLC) structure, as Joint Decision Matters, Resolutions 1 to 21 (inclusive), will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. As a Class Rights Action, Resolution 22 will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders voting as separate electorates. Resolutions 23 and 24 will be voted on by Rio Tinto Limited shareholders only. Resolutions 1 to 21 and 24 (inclusive) will be proposed as ordinary resolutions and Resolutions 22 and 23 will be proposed as special resolutions. By order of the Board Tim Paine Company Secretary Level 43, 120 Collins Street Melbourne Victoria 3000 21 February 2024 4 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Further information about the meeting Shareholders entitled to vote For the purposes of the Corporations Act 2001 (Cth) (the Australian Corporations Act), Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 7:00pm (AEST) on Tuesday, 30 April 2024 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time. Voting exclusions Resolutions 2, 3, 4 and 5 Rio Tinto will disregard any votes cast on: – Resolutions 2, 3 and 4 by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2023 as a member of Key Management Personnel (KMP) (as defined in the Australian Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and – Resolutions 2, 3, 4 and 5 as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on the relevant resolutions (as applicable): – in accordance with a direction in the proxy form; or – by the chair of the meeting pursuant to an express authorisation to exercise the proxy. Resolution 5 In addition to the above voting exclusions, Rio Tinto will also disregard any votes cast in favour of Resolution 5 by or on behalf of: – any Director; or – an associate of a Director; unless the vote is cast in favour of Resolution 5 by: – a person as proxy or attorney for a person entitled to vote on the relevant resolutions in accordance with directions given to the proxy or attorney in the proxy form; or – the chair of the meeting as proxy or attorney for a person entitled to vote on the relevant resolution, in accordance with the directions given to the chair to vote on the resolution as the chair decides; or – a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the relevant resolutions; and – the holder votes on the relevant resolutions in accordance with directions given by the beneficiary to the holder to vote in that way. Voting by proxy A shareholder entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a shareholder of Rio Tinto Limited. If a shareholder appoints two proxies, the shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half the shareholder’s votes. Fractions of votes will be disregarded. The proxy form contains instructions for appointing two proxies. Directing your proxy how to vote If a shareholder wishes to indicate how their proxy should vote, mark the appropriate boxes on the proxy form. If the shareholder directs the proxy how to vote on a resolution, and the proxy decides to vote as proxy on that resolution, the proxy must vote the way specified (subject to the other provisions of this notice, including the voting exclusions noted above). If the proxy is not directed, then the proxy may vote or abstain as they decide (subject to the other provisions of this notice, including the voting exclusions noted above). Chair as proxy If an appointed proxy does not attend the meeting or a proxy form is returned which does not contain the name of the proxy, the chair of the meeting will be taken to have been appointed as the proxy. If a shareholder specifies the way to vote on a resolution and the proxy defaults to the chair of the meeting, the chair must vote the proxy as directed. If the chair of the meeting is appointed, or taken to be appointed, as a proxy and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form, the shareholder will be expressly authorising the chair to vote as the chair sees fit, even though the Resolutions 2, 3, 4 and 5 are connected directly or indirectly with the remuneration of a member of KMP. Voting intention of the chair The chair of the meeting intends to exercise all undirected proxies in favour of the resolutions. Proxy lodgement Shareholders can lodge their proxy forms online at www.investorvote.com.au and follow the prompts. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and control number as shown on the proxy form. You will be taken to have signed the proxy form if you complete the instructions on the website by 9:30am (AEST) on Tuesday, 30 April 2024. If using the proxy form mailed to you, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered 5Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Further information about the meeting office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia), by 9:30am (AEST) on Tuesday, 30 April 2024. For intermediary online subscribers only (custodians), please visit www.intermediaryonline.com to submit your proxy. Voting arrangements under the dual listed companies structure The voting arrangements for shareholders under the Group’s DLC structure are explained in the shareholder information section in the 2023 Annual Report. Proposed amendments to the Rio Tinto Limited Constitution Resolutions 22 and 23 propose amendments to the Rio Tinto Limited Constitution. A copy of Rio Tinto Limited’s Constitution showing the amendments proposed in Resolutions 22 and 23 is available at riotinto.com/agm. This document can also be inspected at the registered office of Rio Tinto Limited during normal business hours on any weekday (except public holidays) from the date of this notice of meeting, until 2 May 2024 (being the date of the annual general meeting), and at the Grand Ballroom, the Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland, from 30 minutes prior to the meeting, until the conclusion of the meeting. Discussion and asking questions Shareholders eligible to vote at this meeting may submit written questions to the auditors, KPMG, to be answered at the meeting, provided the questions are relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2023. Shareholders may also pre-submit written questions to the Company. All written questions must be received by no later than 5:00pm (AEST) on Wednesday, 24 April 2024. Written questions can be submitted online at www.investorvote.com.au or sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia). Webcast and photography The annual general meeting will be webcast live and can be accessed at riotinto.com/agm. The live webcast may include the question and answer sessions with shareholders as well as background footage of those in attendance. Photographs may also be taken at the meeting and published in the media or used in future Rio Tinto publications. If you attend the annual general meeting in person you may be included in the webcast recording and photographs. Online participation Shareholders who are unable to attend in person can participate in the meeting, view and listen to proceedings, ask written and audio questions and vote in real time online. To access the meeting, visit https://web.lumiagm.com/377153530 on your computer, tablet or smartphone. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. Meeting ID for the annual general meeting is: 377-153-530. Your username is your Shareholder Reference Number (SRN) or Holder Identification Number (HIN). Your password is your postcode registered on your holding if you are an Australian shareholder. For overseas shareholders it is your three letter country code. The list of country codes will be available at riotinto.com/agm. Appointed proxies: To obtain your username and password to participate in the meeting, please contact Computershare Investor Services from the day prior to the meeting: – by phone: +61 3 9415 4024; or – by email at RioProxy@Computershare.com.au. Guests: Guests can access the live meeting webcast at: https://web.lumiagm.com/377153530. Online registration will open at 8:30am (AEST), on Thursday, 2 May 2024 (one hour before the scheduled start time for the meeting). For the best shareholder experience, Rio Tinto recommends using a computer to access the Lumi website. Further details on accessing Lumi and joining the meeting, asking questions and voting, including the online user guide, will be made available prior to the meeting at riotinto.com/agm. Alternate arrangements If it becomes necessary or appropriate to make alternative or supplementary arrangements to hold the meeting, shareholders will be given as much notice as possible. Information relating to alternate arrangements will be communicated to shareholders by announcement to the ASX and published at riotinto.com/agm. 6 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Resolution 1 Receipt of the 2023 Annual Report The Directors are required by company law to present the 2023 Annual Report comprising the 2023 financial statements, the Strategic Report, the Directors’ Report and the Auditors’ Report to the annual general meeting (AGM). These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Remuneration Policy The current Remuneration Policy was put to, and approved by, shareholders of both Rio Tinto Limited and Rio Tinto plc at the 2021 AGMs. The proposed Remuneration Policy (the Policy) is provided on pages 119-126 of the 2023 Annual Report. It sets out the Group’s policy on remuneration and potential payments to Directors going forward. In accordance with UK law, the Policy must be approved by a binding shareholder vote (by means of a separate resolution) at least once every three years. Approving the Policy is considered a matter that affects the Group as a whole and will therefore be considered by shareholders of both Rio Tinto Limited and Rio Tinto plc. Once the Policy is approved, the Group will not be able to make a remuneration payment or payments for loss of office to a current Director that is outside the terms of the Policy, unless an amendment to the Policy has been approved by the shareholders. In that respect, the resolution is binding on Rio Tinto. If the resolution is passed, the Policy will take effect immediately. In accordance with UK law, a remuneration policy will be put to shareholders again at or before the 2027 AGMs or, if the resolution is not passed, at or before the 2025 AGMs (and, in that case, the current policy would continue in effect in the meantime). Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2023, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report, is set out on pages 113-118 and 127-145 of the 2023 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chair) during 2023. The Annual Statement by the People & Remuneration Committee Chair provides context to 2023 remuneration outcomes, together with information to help shareholders understand what the executives were paid in 2023. This resolution is advisory and is required for UK law purposes. Resolution 4 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2023 consists of the Annual Statement by the People & Remuneration Committee Chair, Remuneration at a glance – a summary of the Remuneration Policy, the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 113-145 of the 2023 Annual Report. This resolution is advisory and is required for Australian law purposes. Resolution 5 Increase to Non-Executive Directors’ Fee Cap In accordance with Rule 89(a) of the Company’s Constitution, Article 75(a) of Rio Tinto plc’s Articles of Association and ASX Listing Rule 10.17, shareholder approval is sought to increase the maximum aggregate amount available to be paid to the Company’s Non-Executive Directors as remuneration in any financial year (the Fee Cap). Under ASX Listing Rule 10.17, a listed entity must not increase the Fee Cap without shareholder approval. The current Fee Cap of £3,000,000 per annum was approved by shareholders at the 2009 AGM and it has remained unchanged during the past 15 years. It is proposed that the Fee Cap is increased by £1,000,000, from £3,000,000 to £4,000,000 per annum with effect from 1 March 2024. The Fee Cap is inclusive of any superannuation contributions and any travel allowances payable to Non-Executive Directors for attending Board and Committee meetings. The Fee Cap is a maximum limit only. It is intended to provide the Board with flexibility, subject to the Remuneration Policy, where applicable to procure the relevant skills and experience needed to deliver the Group’s strategy. The Board does not envisage that the increased Fee Cap will be exhausted annually based on current remuneration arrangements. Rio Tinto is seeking shareholder approval to increase the Fee Cap for the following reasons: – to ensure Rio Tinto maintains the ability to remunerate competitively and attract and retain high calibre Non-Executive Directors; – to allow for some growth in Non-Executive Directors’ remuneration to reflect market competitiveness, global economic conditions and high inflation. As provided for in the current Remuneration Policy, the Board approved increases to Non-Executive Directors’ remuneration with effect from 1 March 2024 as set out in the Remuneration Report on pages 139-140 of the 2023 Annual Report. The last increase to the Non-Executive Directors’ remuneration was in 2018; – to provide flexibility with Board and Committee appointments, so that the Board can appropriately manage potential new Director appointments in light of the mix of skills, experience and diversity on the Board to ensure that the Board is operating effectively, that any changes in composition are effected as smoothly as possible and that the Board continues to have the right balance of skills, knowledge and experience; and 7Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions – to provide for appropriate and coordinated Board succession planning and to increase the diversity of membership on the Board, which may require a temporary increase in the number of Non-Executive Directors during a transition period. The Board is continuing to review its composition to ensure that collectively the Non-Executive Directors provide the skillset appropriate to the scope and complexity of Rio Tinto’s business, including relevant industry and other professional experience, and specific geographical knowledge and understanding. During 2023, we announced the appointment of five new Non-Executive Directors to enhance the skills mix on the Board taking the number of Non-Executive Directors on the Board to 13. If shareholders approve this resolution, the Fee Cap will be increased to £4,000,000. The additional headroom that will be provided by this increase is seen as prudent to give the Board the necessary flexibility to continue operating effectively and manage succession planning. If this resolution is not approved, the aggregate Fee Cap will remain at £3,000,000 and the Board will not have this flexibility. No securities have been issued to any Non-Executive Director with the approval of the shareholders under ASX Listing Rules 10.11 or 10.14 within the last three years. Resolutions 6–18 Election and re-election of Directors The Board has adopted a policy, whereby all Directors are required to seek re-election by shareholders on an annual basis. Accordingly, other than those Directors seeking election for the first time, all continuing Directors will retire and offer themselves for re-election. Simon McKeon will step down from the Board at the conclusion of the Company’s AGM and therefore will not be seeking re-election. Rio Tinto appointed Dean Dalla Valle and Susan Lloyd-Hurwitz with effect from 1 June 2023, Joc O’Rourke from 25 October 2023 and Martina Merz from 1 February 2024. These Non-Executive Directors will seek election for the first time. Rio Tinto has satisfactorily undertaken checks into these Non-Executive Directors’ backgrounds and experience prior to appointment. These new appointments will enhance the overall expertise and skills mix on the Board. More generally, the Board is of the view that all of the Directors seeking election or re-election continue to be effective and their contribution supports the long-term sustainable success of the Company. Each Director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). The skills and experience of each Director, which can be found below and on pages 92-93 of the 2023 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. The Board has also adopted a framework on Directors’ independence and is satisfied that each Non-Executive Director standing for election or re-election at the meeting is independent in accordance with this framework. Biographical details in support of each Director’s election or re-election are provided below. Dean Dalla Valle Independent Non-Executive Director, MBA. Age 64. Appointed June 2023. Chair of Sustainability Committee, Member of People & Remuneration Committee and Nominations Committee. Skills and experience: Dean brings over four decades of operational and project management experience in the resources and infrastructure sectors. He draws on 40 years’ experience at BHP where he was Chief Commercial Officer, President of Coal and Uranium, President and Chief Operating Officer Olympic Dam, President Cannington, Vice President Ports Iron Ore and General Manager Illawarra Coal. He has had direct operating responsibility in 11 countries, working across major mining commodities and brings a wealth of experience in engaging with a broad range of stakeholders globally, including governments, investors and communities. Dean was Chief Executive Officer of Pacific National from 2017 to 2021. Current external appointments: Chair of Hysata. Dean is recommended for election. Susan Lloyd-Hurwitz Independent Non-Executive Director, BA (Hons) MBA (Dist). Age 56. Appointed June 2023. Member of People & Remuneration Committee and Nominations Committee. Skills and experience: Susan brings significant experience in the built environment sector with a global career spanning over 30 years. Most recently Susan was Chief Executive Officer and Managing Director of Mirvac Group for over a decade. Prior to this, she was Managing Director at LaSalle Investment Management, and held senior executive positions at MGPA, Macquarie Group and Lendlease Corporation. Susan is known for her transformational leadership on cultural change, gender equity, diversity and inclusion, and sustainability while at the same time delivering financial results. Current external appointments: President of Chief Executive Women, Chair of the Australian National Housing Supply & Affordability Council, Non-Executive Director of Macquarie Group, Member of the Sydney Opera House Trust, Global Board member at leading international Business School, INSEAD and Non-Executive Director of Spacecube. Susan is recommended for election. 8 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Martina Merz Independent Non-Executive Director, B.Eng. Age 60. Appointed February 2024. Member of Nominations Committee. Skills and experience: Martina brings over 38 years of extensive leadership and operational experience, most recently as CEO of industrial engineering and steel production conglomerate ThyssenKrupp AG. She has held numerous leadership roles, including at Robert Bosch GmbH and at Chassis Brakes International. Martina also has extensive listed company experience and is known for her expertise in the areas of strategy, risk management, legal/compliance and human resources. Current external appointments: Member of the supervisory board at AB Volvo and Siemens Aktiengesellschaft and Member of the Shareholder Council of the Foundation Carl-Zeiss-Stiftung as the owner of Zeiss AG and Scott AG. Martina is recommended for election. Joc O’Rourke Independent Non-Executive Director, BSc, EMBA. Age 63. Appointed October 2023. Member of Sustainability Committee and Nominations Committee. Skills and experience: Joc has over 35 years’ experience across the mining and minerals industry. He was the Chief Executive Officer of The Mosaic Company, the world’s leading integrated producer and marketer of concentrated phosphate and potash, from 2015 to December 2023. He also served as President of Mosaic until recently and previously held roles there including Executive Vice President of Operations and Chief Operating Officer. Prior to this, he was President of Australia Pacific at Barrick Gold Corporation, leading gold and copper mines in Australia and Papua New Guinea. Joc is known for his deep knowledge of the mining industry, and passion for improving safety and operational performance. Current external appointments: Non-Executive Director at the Toro Company, and The Weyerhaeuser Company. Joc is recommended for election. Dominic Barton BBM Chair, BA (Hons), M.Phil, Age 61. Appointed April 2022. Chair from May 2022. Member of People & Remuneration Committee and Sustainability Committee. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including nine years as the Global Managing Partner, and has also held a broad range of public sector leadership positions. He has served as Canada’s Ambassador to China, Chair of Canada’s Advisory Council for Economic Growth, and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. Dominic brings a wealth of global business experience, including deep insight of geopolitics, corporate sustainability and governance. His business acumen and public sector experience position him to provide balanced guidance to Rio Tinto’s leadership team. Dominic believes in the competitive advantage of putting people at the heart of strategy and the role culture change will play in Rio Tinto’s future success. Current external appointments: Chair of LeapFrog Investments and Chancellor of the University of Waterloo. Dominic is recommended for re-election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 57. Chief Financial Officer from June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition, and delivering attractive returns to shareholders while maintaining financial discipline. During almost three decades with Rio Tinto, Peter has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None. Peter is recommended for re-election. Simon Henry Independent Non-Executive Director, MA, FCMA. Age 62. Appointed April 2017. Chair of Audit & Risk Committee. Member of Nominations Committee. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where he was Chief Financial Officer between 2009 to 2017. Current external appointments: Senior Independent Director of Harbour Energy plc, Adviser to the Board of Oxford Flow Ltd, member of the Board of the Audit Committee Chairs’ Independent Forum, member of the Advisory Board of the Centre for European Reform and Advisory Panel of the Chartered Institute of Management Accountants (CIMA), and trustee of the Cambridge China Development Trust. Simon is recommended for re-election. 9Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Kaisa Hietala Independent Non-Executive Director, MPhil, MS. Age 53. Appointed March 2023. Member of Sustainability Committee and Nominations Committee. Skills and experience: Kaisa is an experienced executive with a strong track record of helping companies transform the challenges of environmental megatrends into business opportunities and growth. She began her career in upstream oil and gas exploration and, as Executive Vice President of Renewable Products at Neste Corporation, she played a central role in its commercial transformation into the world’s largest and most profitable producer of renewable products. She was formerly a Board member of Kemira Corporation. Current external appointments: Senior Independent Director of Smurfit Kappa Group plc, Non-Executive Director of Exxon Mobil Corporation, Chair of the Board of Tracegrow Ltd and a member of the Supervisory Board of Oulu University. Kaisa is recommended for re-election. Sam Laidlaw Independent Non-Executive Director, MA, MBA. Age 68. Appointed February 2017; Senior Independent Director from May 2019. Chair of People & Remuneration Committee. Member of Sustainability Committee and Nominations Committee. Skills and experience: Sam has more than 40 years’ experience of long-cycle, capital-intensive industries in which safety, the low-carbon transition, and stakeholder management are critical. Sam has held a number of senior roles in the energy industry, including as CEO of both Enterprise Oil plc and Centrica plc. He was also a member of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chair of Neptune Energy Group Holdings Ltd, Chair of the National Centre of Universities & Business and Board member of Oxford Saïd Business School. Sam is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 63. Appointed March 2020. Member of People & Remuneration Committee and Nominations Committee. Skills and experience: Jennifer has over 37 years of experience in corporate finance and capital markets. She is the Global Chair of Investment Banking at JP Morgan, based in the US, where she sits on the Investment Bank’s Executive Committee. For the past 20 years, she has led the Technology, Media and Telecommunications global client practice. During her time at JP Morgan, she has also worked in the metals and mining sector team in both the US and Australia. Jennifer co-founded and chaired the company’s Investment Banking Women’s Network. Current external appointments: Co-Chair of the American Australian Business Council. Jennifer is recommended for re-election. Jakob Stausholm Chief Executive, Ms Economics. Age 55. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise and governance experience. He is committed to rebuilding trust with communities, Traditional Owners and engaging broadly with stakeholders, including governments, partners and other business leaders. He continues to focus on improving operational performance, including through the Safe Production System, creating and progressing value-accretive growth options while remaining disciplined on capital allocation and delivering returns for shareholders. Jakob joined Rio Tinto in 2018 as Chief Financial Officer. He has over 20 years’ experience, primarily in senior finance roles at Maersk Group and Royal Dutch Shell plc, including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. He was also a Non-Executive Director of Woodside Petroleum and Statoil (now Equinor). Current external appointments: None. Jakob is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, DPhil. Age 61. Appointed September 2020. Member of People & Remuneration Committee, Sustainability Committee and Nominations Committee. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund, and the European Union. Current external appointments: Vice-Chair of the Governing Council of the Alfred Landecker Foundation and Board member of the Mo Ibrahim Foundation, the Van Leer Foundation, and the Schwarzman Education Foundation, and Member of the Conseil d’administration of L’Institut national du service public. Ngaire is recommended for re-election. 10 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Ben Wyatt Independent Non-Executive Director, LLB, MSc. Age 49. Appointed September 2021. Member of Audit & Risk Committee and Nominations Committee. Skills and experience: Ben had a prolific career in the Western Australian Parliament before retiring in March 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army Reserves, and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Energy Ltd, APM Human Services International Limited, Telethon Kids Institute and West Coast Eagles. Member of the Advisory Committee of Australian Capital Equity. Ben is recommended for re-election. Resolutions 19-20 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2025 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On recommendation of the Audit & Risk Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 21 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2023, contributions to Rio Tinto America PAC by 12 employees amounted to US$10,425, and Rio Tinto America PAC donated US$17,500 in political contributions in 2023. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 150 in the 2023 Annual Report. Words and expressions used in Resolution 21 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of Resolution 21. Resolution 22 Amendments to Rio Tinto Limited’s Constitution – approval of amendments that constitute Class Rights Actions It is proposed in Resolution 22 to amend the Constitution of Rio Tinto Limited (the Current RTL Constitution). The proposed updates reflect minor changes in market practice and Australian legal requirements. An explanation of the intended purpose and effect of the adoption of the principal changes that are proposed in Resolution 22 is set out in the table in Appendix 1 of this notice of meeting. Other changes that are of a minor, technical or clarifying nature, or that are incidental to these principal changes, have not been noted in the table. The changes proposed under Resolution 22 are being proposed separately to those proposed under Resolution 23 (which will be voted on by Rio Tinto Limited shareholders only). This is because the changes proposed in Resolution 22 relate to “entrenched provisions” in the Current RTL Constitution and therefore constitute a Class Rights Action under the Current RTL Constitution. Resolution 22 is proposed as a Class Rights Action under the Current RTL Constitution, which requires approval by the requisite majority of shareholders of each of Rio Tinto plc and Rio Tinto Limited. 11Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions In contrast, the changes proposed in Resolution 23 do not constitute a Class Rights Action under the Current RTL Constitution. Accordingly, Resolution 23 will be voted on by Rio Tinto Limited shareholders only. A copy of the Current RTL Constitution marked to show the changes being proposed in Resolution 22 and Resolution 23, is available for inspection, as noted on page 6 of this notice. The changes proposed in Resolution 22 are marked in green text and the changes proposed in Resolution 23 are marked in blue text in the document (the Amended RTL Constitution) that has been produced to the meeting (which is for the purpose of identification marked “A” and initialled by the Chair). Subject to the passing of the relevant resolutions by Rio Tinto plc and Rio Tinto Limited shareholders, the Amended RTL Constitution will become effective as of the close of the 2024 AGM of Rio Tinto Limited. Resolution 23 Amendments to Rio Tinto Limited’s Constitution – general updates and changes Along with the changes to the Current RTL Constitution proposed in Resolution 22, certain additional amendments to the Current RTL Constitution are proposed in Resolution 23. The proposed updates reflect changes in market practice and legal and regulatory requirements, including with respect to voting and conduct of general meetings by means of electronic facilities. An explanation of the intended purpose and effect of the adoption of the principal changes that are proposed is set out in the table in Appendix 2 of this notice of meeting. Other changes that are of a minor, technical or clarifying nature have not been noted in the table. A copy of the Current RTL Constitution marked to show the changes being proposed in Resolution 22 and Resolution 23 (being the Amended RTL Constitution), is available for inspection, as noted on page 6 of this notice. The changes proposed in Resolution 22 are marked in green text and the changes proposed in Resolution 23 are marked in blue text in the document that has been produced to the meeting (which is for the purpose of identification marked “A” and initialled by the Chair). Subject to the passing of the relevant resolutions by Rio Tinto Limited shareholders, the Amended RTL Constitution will become effective as of the close of the 2024 AGM of Rio Tinto Limited. Resolution 24 Renewal of on-market share buy-back authority The Board is seeking shareholder approval to buy back Ordinary Shares during the period until the 2025 AGM or 1 May 2025 inclusive (whichever is the later) on-market, but subject to the cap set out below. The Board continually assesses the Company’s capital structure to ensure it has an effective and appropriate balance. The Company’s ability to return surplus capital to shareholders in an efficient and effective manner will be enhanced by the approval of this resolution, which will provide the Company with the flexibility to undertake an on-market buy-back where shareholder approval is required. Such authority would expire if a new buy-back approval is given by shareholders, and in any event is in addition to Rio Tinto Limited’s ability to undertake buy-backs under the Australian Corporations Act, where shareholder approval is not required. On-market buy-backs allow Rio Tinto Limited to buy back shares over time, depending on market conditions and prices. Any such on-market buy-backs would occur in accordance with the Listing Rules of the ASX from time to time. Currently the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on market must not be more than 5% above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX prior to the day on which shares are to be bought back. Should the Board decide to proceed with on-market buy-backs authorised under this resolution, such buy-backs would only occur if the Board believes that they could be undertaken without prejudicing the Group’s ability to maintain its dividend policy. The Board does not consider that any such buy-backs would pose any significant disadvantage to shareholders. Size of any buy-backs The authority sought by this resolution permits Rio Tinto Limited to buy back Ordinary Shares on market up to a limit of 55.6 million Ordinary Shares. This number represents approximately 15% of the 371,216,214 Ordinary Shares on issue in the capital of Rio Tinto Limited as at 13 February 2024, being the latest practicable date for information to be included in this notice (the Latest Practicable Date). Subject to the above limit, the number of Ordinary Shares to be bought back (if any) will be determined by the Directors. Financial impact on Rio Tinto Limited The consideration paid under any on-market buy-backs undertaken pursuant to this resolution would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. No decision has been made as to how any future buy-backs would be funded. The Board only intends to proceed with such buy-backs and fund them by debt if the funding required for any such buy-backs would be within the debt capacity of the Group and so would not be expected to have any adverse effect on existing operations or current investment plans. By way of illustration, the purchase of ordinary shares in the Company with a total value of A$1 billion at exchange rates prevailing on 31 December 2023 would (if funded by debt), increase the Group’s net debt and reduce equity attributable to shareholders by US$686 million and, on the basis of the Group’s 2023 financial statements, would increase the ratio of net debt to total capital by 1.1 percentage points, from 7.0% to approximately 8.1%. If they proceed, the precise impact of any buy-backs would not be known until they are completed, as this would depend on market prices, the number of Ordinary Shares repurchased and the timing of the repurchases. 12 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions

Effect on control

Under any on-market buy-back by Rio Tinto Limited, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back.

Given the maximum aggregate size of any buy-backs authorised under Resolution 24, they would not be expected to have any change of control implications for Rio Tinto Limited or the Group. On its own, an on-market buy-back by Rio Tinto Limited would reduce the number of Ordinary Shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, the buy-back of Rio Tinto plc ordinary shares would also reduce the number of Rio Tinto plc ordinary shares on issue. Given the limit on the size of the buy-backs permitted under the authority being sought, the Board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Group or on the relative voting power of the shareholders in each of Rio Tinto Limited or Rio Tinto plc.

Other information

Share price information

The closing price of Rio Tinto Limited's Ordinary Shares on the ASX on 13 February 2024 (being the Latest Practicable Date) was A$129.00. The highest and lowest closing prices and the average closing prices for the Ordinary Shares on the ASX during each of the prior four months were as follows:

Month	Lowest closing price A$[(a)]	Highest closing price A$[(a)]	Average closing price A$[(b)]
February 2024 (to 13 February 2024)	128.41	132.00	129.83
January 2024	126.54	135.66	130.49
December 2023	124.91	136.29	130.91
November 2023	119.37	127.76	123.64

(a) Based on the closing prices of the Company's ordinary shares on the ASX for each trading day over the relevant month.

(b) Calculated as the average of the closing prices of the Company's ordinary shares on the ASX for each trading day over the relevant month.

Australian tax considerations

On-market buy-back

If Rio Tinto Limited were to undertake an on-market buy-back, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buy-back may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

General comments

While on-market buy-backs by Rio Tinto Limited may result in a reduction of available franking credits, the Board would only undertake such buy-backs where it believed that they would not prejudice Rio Tinto Limited's ability to fully frank its dividends for the reasonably foreseeable future.

Capital management programme

As in previous years, and to facilitate the Group's ongoing capital management programme, Rio Tinto plc shareholder approval will be sought to renew the authority for Rio Tinto plc and Rio Tinto Limited (or any of its subsidiaries) to make on-market purchases of shares in Rio Tinto plc. This includes the authority to allow shares in Rio Tinto plc purchased by Rio Tinto Limited (or any of its subsidiaries) to be repurchased by Rio Tinto plc on the terms set out in an agreement approved by Rio Tinto plc's shareholders and for those shares to be cancelled. If Rio Tinto Limited (or any of its subsidiaries) were to purchase Rio Tinto plc shares on-market it would sell them to Rio Tinto plc for cancellation. From the perspective of the Group's cash and gearing, whether Rio Tinto plc shares are bought back directly by Rio Tinto plc, or bought by Rio Tinto Limited and sold to Rio Tinto plc, is not material, as the latter of these transactions is internal to the Group.

If a nominal price were paid by Rio Tinto plc for any shares bought from Rio Tinto Limited, it would result in a reduction of Rio Tinto Limited's retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). However, the Directors would only proceed if they were confident they could do so without prejudicing Rio Tinto Limited's ability to maintain its dividend policy and to continue to be in a position to fully frank its dividends for the foreseeable future.

No new Ordinary Shares in Rio Tinto Limited have been issued since July 2009. However, to retain additional flexibility in the conduct of its capital management initiatives, the Board may consider issuing new shares in connection with employee share and incentive plans.

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Appendix 1 – Summary of the principal proposed changes under Resolution 22 Proposed Change Key Relevant Rule(s) in RTL Constitution Reason for Change Amendments to clarify definition of ‘members present’ Rule 2(a)(xlv) Consequential amendment to Rule 62 It is proposed that the definition of ‘members present’ (and correspondingly, ‘member present’) in the Current RTL Constitution be amended to expressly include members who may attend and participate at a general meeting by means of technology, which is aligned with Rules 57 and 57A. Under the Current RTL Constitution, the definition of ‘members present’ does not expressly include members who may attend a general meeting using technology. The proposed amendments clarify that members attending and participating in a general meeting via technology (in a Hybrid Meeting) classify as ‘members present’, including for the purposes of the provisions regarding quorum and voting. Updating provisions regarding voting using polls consistent with the Australian Corporations Act Rule 70 Under the Current RTL Constitution, all questions are voted on a show of hands, unless a poll is properly required or demanded, in accordance with the Current RTL Constitution. The Amended RTL Constitution reflects changes to the Australian Corporations Act, which require resolutions proposed in a notice of meeting and members’ resolutions to be decided on a poll (and not a show of hands). The proposed amendments provide expressly that resolutions proposed in a notice of meeting and members’ resolutions are to be decided on a poll (in addition to the existing provisions which provide when a poll may be properly demanded in accordance with other provisions of the Current RTL Constitution), rather than a show of hands. Amendments to remove references to facsimile Rules 76, 108, 133 and 136 It is proposed to remove all references to facsimile which appear in the Current RTL Constitution. Facsimile is rarely used as a means of communication in the present day. Removing references to facsimile but retaining broader references to electronic means of communication provides flexibility for the Amended RTL Constitution to reflect communications currently used. 14 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

Appendix 2 – Summary of the principal proposed changes under Resolution 23

Proposed Change	Key Relevant Rule(s) in RTL Constitution	Reason for Change
Updating provisions regarding number of Joint Holders consistent with CHESS Replacement system	Rule 14(a)	It is proposed that the Current RTL Constitution be amended to increase the potential maximum number of persons who can be registered as joint holders of a share from three persons to four persons. Under the Current RTL Constitution, Rio Tinto Limited is not bound to register any more than three persons as joint holders of a share. The ASX has announced that it intends to replace its existing CHESS system (being the ASX's system that, among other things, clears and settles trades in Australia's equity markets and maintains a CHESS sub-register of security holdings). One change that the ASX has foreshadowed with the CHESS replacement system is that it will allow for up to four joint holders of a share. The proposed amendments would allow Rio Tinto Limited to register up to four persons as joint holders, in alignment with the proposed CHESS replacement system.
Amendments to clarify the ability to require payment of any third party fees in connection with transfer or registration of, or the settlement of transactions effecting, securities	Rule 33(d)	It is proposed that the Current RTL Constitution be amended to include a new rule that, subject to law, a shareholder may be charged a transfer fee by a third party service provider in connection with the transfer or registration of, or the settlement of transactions affecting, securities of Rio Tinto Limited. The Current RTL Constitution is silent on this matter. Rio Tinto Limited's share registry, Computershare Investor Services Pty Ltd, currently charges a transfer fee for the services that it provides in connection with an off-market transfer of a share in Rio Tinto Limited. Historically, this fee has been absorbed by Rio Tinto Limited. In the event of an off-market share transfer, the proposed amendments would expressly allow the transfer fee to be charged by a third party service provider to a shareholder. The Current RTL Constitution does not currently permit Rio Tinto Limited or a third party service provider to charge a transfer fee to shareholders.
Updating provisions regarding use of electronic facilities in general meetings consistent with the Australian Corporations Act	Rules 57(c)(i), 57A(a), 57A(c)	It is proposed that the Current RTL Constitution be amended to clarify that the participation of members in a general meeting via technology is to be in accordance with applicable law. In circumstances where technology is utilised in a general meeting, s249S(7) of the Australian Corporations Act requires that technology be reasonable and allow members as a whole to exercise any rights to ask questions and make comments. Under the Current RTL Constitution, where technology is used in a general meeting, the Chair must be satisfied adequate facilities are available throughout the meeting to ensure members attending via technology are able to participate in the meeting. The proposed amendments aim to clarify that the Chair must also be satisfied that adequate facilities are available throughout the meeting to ensure members attending via technology are able to participate in the meeting in accordance with the applicable law (such as that set out in s249S of the Australian Corporations Act).

Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com 15

Appendix 2 – Summary of the principal proposed changes under Resolution 23 Proposed Change Key Relevant Rule(s) in RTL Constitution Reason for Change Amendments to facilitate technology neutral signing of proxy forms Rule 78 It is proposed that the Current RTL Constitution be amended to allow proxy forms to be signed by electronic means in accordance with the law. Under the Current RTL Constitution, proxy forms may be in electronic form and may be signed by any method authorised by the Board and permitted by the Australian Corporations Act. Recent changes to the Australian Corporations Act permit a person to sign an electronic form of a document using electronic means, provided the method of signing identifies the person, indicates the person’s intention in respect of the information recorded in the document, and is reliable as appropriate for the purposes for which the information was recorded. The proposed amendments will allow members to sign a proxy form by electronic means in accordance with the law, without requiring Board authorisation, whilst retaining the flexibility for the Board to authorise any other method for signing (provided any such method is also permitted by law). Amendments to provide Board discretion to declare, determine or pay dividends in any currency Rule 118(c) It is proposed that the Current RTL Constitution be amended to provide the Board with greater flexibility as to which currency dividends are declared, determined and paid. Under the Current RTL Constitution, the Board must declare or determine a dividend in Australian currency, but may determine to pay the dividend in any currency or currencies other than Australian currency. The proposed amendments would provide the Board with the flexibility to declare or determine (as well as pay) dividends in any currency or currencies. The proposed amendments would bring the Amended RTL Constitution in line with the Current Rio Tinto plc Articles of Association, which provide a broad discretion to the Directors to pay dividends and the terms on which those dividends may be paid. Where shareholders currently receive payment in accordance with existing currency elections or payment arrangements (e.g., Australian resident shareholders who receive payment in Australian dollars), Rio Tinto Limited intends to continue to pay dividends in accordance with those arrangements, using the exchange rate prevailing as at the currency conversion date, which is 5 business days before the date of payment. 16 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

General information



Central
Emma Miller Place
TURBOT STREET
ROMA STREET
ANN STREET
ADELAIDE STREET
CREEK
ST
P
QUEEN STREET
EDWARD
STREET
Hilton Brisbane
ELIZABETH STREET
ALBERT
STREET
CHARLOTTE STREET
GEORGE
STREET
WILLIAM
STREET
MARY STREET
MARGARET STREET
ALICE STREET
VICTORIA BRIDGE
BRISBANE RIVER
Brisbane City Botanic Gardens
BRISBANE RIVER

Location

The address of the Hilton Brisbane is 190 Elizabeth Street, Brisbane, Queensland. The meeting will be held in the Grand Ballroom on Level 5.

The Hilton Brisbane is located in the heart of Brisbane. The location provides quick and easy access by car, train, bus, taxi and on foot.

Security

Security measures will be in place to ensure your safety. Please note that bag searches will be in operation and any items deemed inappropriate will be removed and stored in the cloakroom until the end of the event.

Annual Report

Access our Annual Report at riotinto.com/annualreport

Investor Centre

At Rio Tinto we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To sign up for e-communications visit www.investorcentre.com/rio

Investor Centre is a free, secure, self-service website, where shareholders can manage their holdings online. The website enables shareholders to:

- view share balances;
- change address details;
- view payment and tax information; and
- update payment instructions.

Shareholders who register their email address on Investor Centre can be notified electronically of events such as annual general meetings, and can receive shareholder communications such as the Annual Report, Notice of Meeting and other shareholder communications electronically.

Share registry

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor
Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia

www.investorcentre.com/rio

Telephone: +61 (0) 3 9415 4030

Fax: 1800 783 447 (within Australia) or +61 (0) 3 9473 2555

Australian residents only, toll free: 1800 813 292

New Zealand residents only, toll free: 0800 450 740

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This page has been left blank intentionally. 18 Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

This page has been left blank intentionally. 19Rio Tinto Limited 2024 Notice of annual general meeting | riotinto.com

30 59 58 _0 1_ V2 : Lodge your proxy form online: www.investorvote.com.au * By mail or person: Rio Tinto Limited Share Registry Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Australia Registered Office of Rio Tinto Limited Level 43, 120 Collins Street Melbourne VIC 3000 Australia Alternatively you can fax your form to: (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1800 813 292 (outside Australia) +61 3 9415 4030 Your secure access information is: Control Number: SRN/HIN: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. Cast your proxy online at www.investorvote.com.au Appointment of proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may, to the extent permitted by law, vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you may specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a shareholder of the company. Comments & questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. Please DO NOT mark any change of address on this form. Log in at www.investorcentre.com/RIO to manage your holding details online. Explanatory notes Signing instructions Individual: Where the holding is in one name, the shareholder must sign. Joint holding: Where the holding is in more than one name, all of the shareholders should sign. Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this form when you return it. Companies: Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a director jointly with either another director or a company secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the meeting Bring this form to assist registration. If a representative of a corporate shareholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com/RIO under the help tab, “Printable Forms”. For your proxy appointment to be effective it must be received by 9:30am (AEST) on Tuesday, 30 April 2024 Lodge your proxy form GO ONLINE TO APPOINT YOUR PROXY, or turn over to complete the form è Register at www.investorcentre.com/RIO elect for ecommunications & manage your holding online View the annual report: riotinto.com/annualreport Proxy form - Annual general meeting

Proxy form

STEP 1 **Appoint a proxy to vote on your behalf**

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. X

I/We being a shareholder/s of Rio Tinto Limited hereby appoint

☐ **the Chair of the meeting** **OR** ☐

Please leave this box blank if you have selected the Chair. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the meeting ('Chair'), as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, to the extent permitted by law, as the proxy sees fit) at the annual general meeting of Rio Tinto Limited to be held at the Grand Ballroom, the Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland on Thursday, 2 May 2024 at 9:30am (AEST) and at any adjournment of that meeting.

***Chair authorised to exercise undirected proxies on remuneration related resolutions:** Where I/we have appointed the Chair as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy in favour of resolutions 2, 3, 4 and 5 (except where I/we have indicated a different voting intention below) even though resolutions 2, 3, 4 and 5 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chair. If the Chair is (or becomes) your proxy you can direct the Chair to vote for or against or abstain from voting on resolutions 2, 3, 4 and 5 by marking the appropriate box in step 2 below.

STEP 2 **Items of business**

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

		Board Recommendation	For	Against	Abstain
1	Receipt of the 2023 Annual Report	FOR	☐	☐	☐
2*	Approval of the Remuneration Policy	FOR	☐	☐	☐
3*	Approval of the Directors' Remuneration Report: Implementation Report	FOR	☐	☐	☐
4*	Approval of the Directors' Remuneration Report	FOR	☐	☐	☐
5*	Increase to Non-Executive Directors' Fee Cap	FOR	☐	☐	☐
6	To elect Dean Dalla Valle as a Director	FOR	☐	☐	☐
7	To elect Susan Lloyd-Hurwitz as a Director	FOR	☐	☐	☐
8	To elect Martina Merz as a Director	FOR	☐	☐	☐
9	To elect Joc O'Rourke as a Director	FOR	☐	☐	☐
10	To re-elect Dominic Barton BBM as a Director	FOR	☐	☐	☐
11	To re-elect Peter Cunningham as a Director	FOR	☐	☐	☐
12	To re-elect Simon Henry as a Director	FOR	☐	☐	☐
13	To re-elect Kaisa Hietala as a Director	FOR	☐	☐	☐
14	To re-elect Sam Laidlaw as a Director	FOR	☐	☐	☐
15	To re-elect Jennifer Nason as a Director	FOR	☐	☐	☐
16	To re-elect Jakob Stausholm as a Director	FOR	☐	☐	☐
17	To re-elect Ngaire Woods CBE as a Director	FOR	☐	☐	☐
18	To re-elect Ben Wyatt as a Director	FOR	☐	☐	☐
19	Re-appointment of auditors	FOR	☐	☐	☐
20	Remuneration of auditors	FOR	☐	☐	☐
21	Authority to make political donations	FOR	☐	☐	☐
22	Amendments to Rio Tinto Limited's Constitution - approval of amendments that constitute Class Rights Actions	FOR	☐	☐	☐
23	Amendments to Rio Tinto Limited's Constitution - general updates and changes	FOR	☐	☐	☐
24	Renewal of on-market share buy-back authority	FOR	☐	☐	☐

The Chair intends to vote undirected proxies in favour of each resolution.

SIGN **Signature of shareholder(s)** *This section must be completed.*

Individual or shareholder 1	Shareholder 2	Shareholder 3	Date
			/ /
or sole director and sole company secretary	or company director	or company director/company secretary	

305958_01_V2

RIO 305958A computershare